Silver Standard Resources Inc.

Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(unaudited)

Silver Standard Resources Inc.
Consolidated Interim Financial Statements for the three and six months ended June 30, 2011

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Silver Standard Resources Inc.
Consolidated Interim Statement of Financial Position
(expressed in thousands of United States dollars, except per share amounts - unaudited)

		June 30	December 31
	Note	2011	2010
		$	$
Current assets
Cash and cash equivalents		368,759	232,311
Trade and other receivables		34,142	35,916
Other financial assets	3	33,512	33,651
Inventory		56,462	40,176
		492,875	342,054
Non-current assets
Property, plant and equipment	4	516,016	499,632
Investment in associate	5	145,301	226,271
Deferred income tax asset	7	15,451	-
Value added tax receivable		79,814	70,782
Other non-current financial assets	3	2,903	9,251
Total assets		1,252,360	1,147,990

Current liabilities
Trade and other payables		52,341	35,163
Taxes payable		16,357	-
Warrant liability	6	5,365	-
		74,063	35,163
Non-current liabilities
Deferred tax liabilities		20,339	20,472
Taxes payable		2,266	3,672
Close down and restoration provision		12,635	12,671
Convertible notes	8	120,562	116,125
Derivative liabilities	8	15,401	21,735
Total liabilities		245,266	209,838

Shareholders' equity
Share capital	9	695,665	676,651
Other reserves		57,475	63,257
Retained earnings		253,458	197,748

Total shareholders' equity attributable to shareholders of the Company		1,006,598	937,656

Non-controlling interest	4	496	496

Total shareholders' equity		1,252,360	1,147,990

Events after the reporting date (note 3, 4 and 16)

The accompanying notes are an integral part of the consolidated interim financial statements

Approved by the Board of Directors and authorized for issue on August 10, 2011

“John R. Brodie”	“John Smith”
John R. Brodie, FCA, Director	John Smith, Director

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Silver Standard Resources Inc.
Consolidated Interim Statement of Income (Loss)
(expressed in thousands of United States dollars, except per share amounts - unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2011	2010	2011	2010
		$	$	$	$

Revenue		47,271	14,091	107,324	25,622
Cost of sales	10	(31,433)	(15,764)	(63,627)	(43,889)
Income / (Loss) from mine operations		15,838	(1,673)	43,697	(18,267)

General and administrative expenses	10	(7,007)	(6,318)	(13,600)	(13,366)
Exploration and evaluation expenses		(2,635)	(131)	(3,461)	(280)
Operating income (loss)		6,196	(8,122)	26,636	(31,913)

Gain (loss) on sale of mineral property	4	(284)	-	(823)	13,138
Gain on partial disposal of associate	5	39,266	-	39,266	-
Interest earned and other finance income	11	711	311	1,540	621
Interest expense and other finance costs	11	(4,222)	(3,959)	(8,537)	(7,776)
Other income (expenses)	12	10,931	3,022	6,410	14,377
Foreign exchange gain (loss)		(263)	425	2,078	(669)
Income (loss) before tax		52,335	(8,323)	66,570	(12,222)

Income tax expense		(6,570)	(1,062)	(10,860)	(540)

Net income (loss) and net income (loss) attributable to shareholders		45,765	(9,385)	55,710	(12,762)

Weighted average shares outstanding (thousands)
Basic		80,290	78,733	80,057	76,902
Diluted		80,809	78,733	80,780	76,902

Earnings (loss) per share
Basic		$0.57	$(0.12)	$0.70	$(0.17)
Diluted		$0.57	$(0.12)	$0.69	$(0.17)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Comprehensive Income (Loss)
(expressed in thousands of United States dollars - unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
	$	$	$	$

Income (loss) for the period attributable to shareholders	45,765	(9,385)	55,710	(12,762)
Other comprehensive loss
Unrealized loss on marketable securities, net of tax	(7,932)	(2,963)	(8,224)	(1,039)
Realized gain on the disposal of marketable securities
recycled to net income (loss), net of tax	-	-	-	(2,017)
Cumulative translation adjustment	5,437	(4,690)	5,746	(3,824)
Other comprehensive loss for the period	(2,495)	(7,653)	(2,478)	(6,880)

Total comprehensive income (loss) for the period attributable to shareholders	43,270	(17,038)	53,232	(19,642)
Non-controlling interests	-	-	-	-
Total comprehensive income (loss) for the period	43,270	(17,038)	53,232	(19,642)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Changes in Shareholders' Equity
(expressed in thousands of United States dollars - unaudited)

	Common Shares		Other	Retained earnings	Total	Non-	Total
	Shares	Amount	reserves	(accumulated	attributable to	controlling	shareholders'
				deficit)	shareholders	Interest	equity
	000's	$	$	$	$	$	$
Balance, January 1, 2010	71,965	538,700	46,966	(146,248)	439,418	496	439,914

Issue of ordinary shares, net of costs	6,729	107,910	-	-	107,910	-	107,910
Exercise of stock options	58	1,177	(413)	-	764	-	764
Share-based compensation	-	-	3,639	-	3,639	-	3,639
Total comprehensive income (loss) for the period	-	-	(6,880)	(12,762)	(19,642)	-	(19,642)
Balance, at June 30, 2010	78,752	647,787	43,312	(159,010)	532,089	496	532,585

Balance, January 1, 2011	79,665	676,651	63,257	197,748	937,656	496	938,152
Exercise of stock options	688	19,014	(5,574)	-	13,440	-	13,440
Share-based compensation	-	-	2,270	-	2,270	-	2,270
Total comprehensive income (loss) for the period	-	-	(2,478)	55,710	53,232	-	53,232
Balance, at June 30, 2011	80,353	695,665	57,475	253,458	1,006,598	496	1,007,094

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Consolidated Interim Statement of Cash Flows
(expressed in thousands of United States dollars - unaudited)

	Six Months Ended June 30
	2011	2010
	$	$
Cash flows from operating activities
Net income (loss) for the period	55,710	(12,762)
Adjustments for:
Depletion, depreciation and amortization	11,294	10,880
Share-based payments	2,181	3,473
Close down and restoration provision	821	829
Loss (gain) on sale of mineral property and other financial assets	823	(15,447)
Gain on partial disposal of associate	(39,266)	-
Unrealised gain on fair value through profit and loss financial instruments	(8,115)	(12,003)
Accretion expense on convertible notes	4,509	4,062
Accretion income on convertible debenture	(423)	(413)
Impairment reversal on convertible debenture	(2,400)	-
Share of loss of associate	3,992	-
Deferred income tax expense (recovery)	(14,561)	540
Foreign exchange gain	(3,050)	(2,298)
Net changes in non cash working capital items	17,224	(2,619)

Cash generated by (used in) operating activities	28,739	(25,758)

Cash flows from investing activities
Purchase of property, plant and equipment	(7,798)	(37,825)
Mineral property expenditures	(20,849)	(15,059)
Increase in value added tax recoverable	(6,991)	(8,336)
Proceeds from sale of marketable securities	-	2,437
Net proceeds from partial disposal of associate	112,873	-
Net proceeds from sale of mineral property	17,034	6,927

Cash generated by (used in) investing activities	94,269	(51,856)

Cash flows from financing activities
Proceeds from issuance of common shares (net of costs)	-	107,910
Proceeds from exercise of stock options	13,440	764

Cash generated by financing activities	13,440	108,674

Increase in cash and cash equivalents	136,448	31,060
Cash and cash equivalents, beginning of period	232,311	26,659
Cash and cash equivalents, end of period	368,759	57,719

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of the consolidated interim financial statements

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. (the “Company”) is a limited liability company incorporated under the laws of the Province of British Columbia, Canada and its shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ in the United States. The Company together with its subsidiaries (the “Group”) are principally engaged in the exploration, development and production of silver-dominant resource properties located primarily in the Americas. The Company is the ultimate parent of the Group.

The Company's address is Suite 1400, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The Company strategic focus is on optimizing the production of silver from its Pirquitas mine in Argentina, and on advancing other principal development and exploration projects including San Luis in Peru, Diablillos in Argentina, and Pitarrilla, Nazas and San Agustin in Mexico. In addition to its principal projects, the Company holds a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

a) Basis of preparation and adoption of International Financial Reporting Standards

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its 2011 interim consolidated financial statements. In the financial statements, the term Canadian GAAP refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and IFRS 1, “First-time adoption of International Financial Reporting Standards” using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these interim financial statements are the same as those applied in the Company's interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. The impact of the transition to IFRS on the Company's reported equity as at June 30, 2010 and comprehensive income for the three and six months ended June 30, 2010 is provided in note 17. This note also includes the nature and effect of significant changes in accounting policies from those used in the Company's consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of August 10, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company's annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these interim consolidated financial statements, including the transition adjustments recognised on change-over to IFRS.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

The interim consolidated financial statements should be read in conjunction with the Company's Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company's interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

b)	Future accounting changes

On May 12, 2011 the IASB issued the following statements:

i.	IFRS 10, Consolidation (“IFRS 10”) (see further details below)

ii.	IFRS 11 Joint Venture (“IFRS 11”) ( see further details below)

iii.	IFRS 12 Disclosures of Involvement with Other Entities (“IFRS 12”) (see further details below)

iv.	IAS 27 Separate Financial Statement (revised 2011) (“IAS 27”), has been amended for issuance of IFRS 10 while maintaining the current guidance for separate financial statements

v.	IAS 28 Investments in Associates and Joint Ventures (revised 2011) (“IAS 28”), has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013. Early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27's guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties' rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity's interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

3.	OTHER FINANCIAL ASSETS

	June 30, 2011		December 31, 2010
	Non-current	Current	Non-current	Current
	$	$	$	$

Restricted cash	2,081	-	2,071	-
Marketable securities	-	23,843	-	33,465
Convertible debenture receivable (a)	822	9,669	7,180	186
	2,903	33,512	9,251	33,651

(a)

The Company received a $9,980,000 (C$10,000,000) convertible debenture with a coupon rate of 3% per annum from Aurcana Corporation (“Aurcana”) as part of the consideration received for the sale of the Shafter Silver property in 2008. The convertible debenture was repayable on July 15, 2011. In 2009 the coupon rate on the debenture was revised from 3% per year to 1.5% in the first year and 4% per year thereafter, which resulted in an impairment of $2,002,000 during that year. On March 25, 2011 the terms of the convertible debenture receivable were renegotiated so that Aurcana was required to pay C$7 million on July 15, 2011 and the remaining C$3 million in quarterly instalments until July 15, 2012. The interest rate for the remainder of the arrangement was increased to 9%. This resulted in a recovery of the previous impairment of $2,400,000 which was recorded within other income (expenses) (note 12) and the reclassification of $8.6 million to current assets. On July 15, 2011, the Company received a payment for C$7.4 million from Aurcana of which C$7 million was applied to reduce the principal outstanding as per the March 25, 2011 amended terms and C$ 0.4 million was in respect of the interest earned to July 15, 2011.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

4.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprises the following:

	Period ended June 30, 2011
	Plant and	Producing	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure (a)
	$	$	$	$	$
Cost
Balance, beginning of period	263,305	76,209	8,695	190,909	539,118
Additions	1,915	66	8,956	20,472	31,409
Disposals	(2,206)	(256)	(1,101)	-	(3,563)
Transfers	8,875	224	(9,099)	-	-
Balance, end of period	271,889	76,243	7,451	211,381	566,964

Accumulated depreciation
Balance, beginning of period	(35,450)	(4,036)	-	-	(39,486)
Charge for the year	(11,813)	(1,478)	-	-	(13,291)
Disposals	1,829	-	-	-	1,829
Balance, end of period	(45,434)	(5,514)	-	-	(50,948)

Net book value at June 30, 2011	226,455	70,729	7,451	211,381	516,016

	Year ended December 31, 2010
	Plant and	Producing	Assets	Exploration and	Total
	equipment	properties	under	development
			construction	expenditure (a)
	$	$	$	$	$
Cost
Balance, beginning of period	250,085	76,841	8,015	179,445	514,386
Additions	7,644	5,017	15,806	55,942	84,409
Disposals	(8,455)	(5,649)	(1,095)	(44,478)	(59,677)
Transfers	14,031	-	(14,031)	-	-
Balance, end of period	263,305	76,209	8,695	190,909	539,118

Accumulated depreciation
Balance, beginning of period	(16,944)	(618)	-	-	(17,562)
Charge for the year	(19,370)	(3,418)	-	-	(22,788)
Disposals	864	-	-	-	864
Balance, end of period	(35,450)	(4,036)	-	-	(39,486)

Net book value at December 31, 2010	227,855	72,173	8,695	190,909	499,632

No items of property, plant and equipment have been pledged as security for liabilities.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

4.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

a)	Exploration and development expenditure by property

	June 30, 2011			December 31, 2010
	Acquisition	Exploration	Total	Total
	costs	costs
	$	$	$	$
Exploration projects
Bowdens, Australia	9,755	10,648	20,403	19,685
Sunrise Lake, Canada	1,008	68	1,076	1,074
Challacollo, Chile	2,990	6,128	9,118	9,206
San Marcial, Mexico	633	464	1,097	1,097
San Agustin, Mexico	15	1,871	1,886	1,654
Veta Colorada, Mexico	3,688	1,111	4,799	4,845
Nazas, Mexico	1,044	2,753	3,797	1,423
Berenguela, Peru	10,641	6,078	16,719	16,480
Candelaria, United States	2,434	3,713	6,147	6,022
Maverick Springs, United States	565	2,068	2,633	2,628
Other exploration projects	1,068	2,843	3,911	3,572

Development projects
Diablillos, Argentina	4,516	15,479	19,995	18,765
Pitarrilla, Mexico	17,745	71,825	89,570	77,796
San Luis, Peru (i)	660	29,570	30,230	26,662
	56,762	154,619	211,381	190,909

(i)

The non-controlling interest recorded at June 30, 2011 and December 31, 2010 results from the consolidation of the Reliant Ventures S.A.C in 2007 for the San Luis property in Peru, following the Company taking control of the project. At June 30, 2011 the Company had a 70% interest in the project, and on July 28, 2011 the Company closed the agreement to acquire the remaining 30% interest in the San Luis project from its joint venture partner, Esperanza Resources Corp. (“Esperanza”). The Company paid consideration of C$17 million in cash and transferred to Esperanza the 6.459 million shares of Esperanza that it owned. In addition, under the terms of the agreement the Company will provide a 1% net smelter return royalty on future production.

In February 2010 the Company completed the sale of its 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after tax gain of $13,073,000.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

5.	INVESTMENT IN ASSOCIATE

		June 30, 2011	December 31, 2010
		$	$
Pretium Resources Inc.	Common shares	145,301	187,202
	Convertible note	-	39,069
		145,301	226,271

On December 21, 2010 the Company completed the sale of its 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada, to Pretium Resources Inc. (“Pretium”). Total consideration was $442,260,000 (C$450,000,000) which comprised 32,537,833 common shares of Pretium, with a fair value of $191,869,000, cash of $211,322,000 (before underwriters' fees of $12,427,000), and a non-interest bearing promissory note in the principal amount of $39,069,000.

As at December 31, 2010 the convertible note was included in carrying value of the investment in Pretium as this most accurately reflected the substance of the arrangement. The note was partially repaid on January 6, 2011 whereby the Company received proceeds of $18,083,000 and on January 31, 2011 the balance of the note $20,986,000 was converted into 3,625,000 common shares of Pretium with a fair value of $22,946,000 resulting in a gain on settlement of $1,092,000. Total transaction costs of $1,631,000 were expensed in the period, and together with the gain on settlement of the note these were presented within the gain (loss) on sale of mineral property in the income statement as they are all interrelated with the original sale transaction.

On April 8, 2011 the Company sold 11.5 million units in relation to the shares of Pretium it owns. Each unit contained one common share of Pretium and half of a warrant to acquire an additional common share of Pretium for C$12.50 within 12 months and was priced at C$10.00. The Company received cash proceeds of $120,117,000 before transaction costs of $7,244,000. In the six months ended June 30, 2011, the Company recognized a gain on partial disposal of associate of $39,266,000 (after tax gain $34,687,000). The warrants issued are recognized at fair value and recorded as a liability (note 6).

Following the closing of the secondary offering the Company's ownership interest in Pretium was approximately 28.86% . The investment is accounted for as an equity investment.

The carrying amount of the investment in associate represents the fair value at initial recognition, plus the Company's share of comprehensive income or loss. Share of loss of associate for the three and six months ended June 30, 2011 was $1,705,000 (2010: $nil) and $3,992,000 (2010: $nil).

6.	WARRANT LIABILITY

On April 8, 2011 as part of the unit offering (note 5) the Company issued 5,750,000 common share purchase warrants of Pretium shares owned by the Company. Each warrant is exercisable at a price of C$12.50 for a period of 12 months. The Company initially recognized a warrant liability of $7,500,000, transaction costs of $453,000 were expensed, and this liability is recorded at fair value through profit and loss (“FVTPL”). For the three and six months ended June 30, 2011, the Company recorded an unrealized gain upon re-measurement of the liability of $2,060,000.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

7.	DEFERRED INCOME TAX

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The deferred income tax asset of $15,451,000 as at June 30, 2011 relates to property, plant and equipment and has been recognized only to the extent we believe it is probable that future taxable income will be available against which the temporary differences can be utilized.

8.	CONVERTIBLE NOTES

In February 2008, the Company sold $138,000,000 in senior convertible unsecured notes (“Notes”) for net proceeds of $132,754,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. At initial recognition the value of the notes was allocated between the debt and the derivative components. The fair value of the debt portion was $99,144,000 and the fair value of the derivative was $38,856,000 upon inception. The debt component continues to be accreted to its maturity value using the effective interest rate method.

For the three and six months ended June 30, 2011, the Company recorded an unrealized gain on the derivative of $10,778,600 (2010: $3,201,600) and $6,334,000 (2010: $12,420,000). The following assumptions were used to obtain the valuation:

June 30
2011
Expected dividend yield (%)	0%
Average risk-free interest rate (%)	4.09
Expected life (years)	17
Expected volatility (%)	57.5
Implied yield on straight debt (%)	9.34

9.	SHARE CAPITAL AND SHARE-BASED COMPENSATION

a) Share capital

During the six months ended June 30, 2010, the Company closed a public share offering of 6,729,000 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and estimated offering expenses of $6,479,000, net proceeds were approximately $107,910,000.

b) Share-based compensation

The Company has an incentive plan, approved by the Company's shareholders at its annual general meeting held on May 14, 2008 and amended on May 11, 2011, under which options to purchase common shares may be granted to directors, officers, employees and others at the discretion of the Board of Directors. The plan provides for the issuance of incentive options to acquire up to a total of 8.5% of the issued and outstanding common shares of the company. The exercise price of each option is set at the date of grant and shall not be less than the closing market price of the company's stock on the award date.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

9.	SHARE CAPITAL AND SHARE-BASED COMPENSATION (Cont’d)

The options can be granted for a maximum term of 7 years with vesting provisions determined by the Board of Directors. Currently, the vesting periods range up to three years. New shares from treasury are issued on the exercise of stock options.

The Company also has plans for deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”).

During the six months ended June 30, 2011, 358,500 options were granted to employees exercisable over a 7 year period at a weighted average exercise price of C$27.08 and average fair value of C$12.39. The option valuations were based on an average expected option life of 4.6 years, a risk free interest rate of 2.4%, a dividend yield of nil and an expected volatility of 55%. During the six months ended June 30, 2010, 50,000 options were granted to an employee exercisable over a 10 year period at a strike price of C$18.99 and average fair value of C$9.77. 688,625 options were exercised during the period ended June 30, 2011 at a weighted average exercise price of C$18.95.

During the six months ended June 30, 2011, 10,012 (2010: 20,095) DSUs were granted to non-executive directors, 74,800 RSUs were granted to employees, and 141,800 PSUs to senior executives.

The DSUs vest immediately and are redeemable in cash on the date the non-executive director ceases to be a director of the company. At June 30, 2011, there were 100,373 DSUs (2010: 89,202) outstanding with a fair value of $2,682,000 (2010: $1,429,000).

The RSUs vest over a three year period, and are cash-settled immediately upon vesting. At June 30, 2011, there were 69,300 RSUs outstanding with a fair value of C$25.77. The PSUs vest after a performance period of two to three years; the vesting of the award is based on the Company's total shareholder return in comparison to its peer group, and awards range from 0% to 200% of initial PSUs granted. At June 30, 2011, there were 127,700 PSUs outstanding with fair values ranging from C$29.04 to C$31.59.

The stock based compensation expense, including all equity and cash-settled arrangements, recorded for the six months period ended June 30, 2011 was $3,498,000 (June 30, 2010: $ 3,817,000) of which $89,000 (June 30, 2010: $206,000) was capitalized to exploration and development expenditures.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

10.	OPERATING COSTS BY NATURE

a) Cost of sales

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
	$	$	$	$
Cost of inventory	20,602	10,607	43,149	31,054
Depletion, depreciation and amortization	5,235	3,899	11,029	10,737
Export duties (1)	5,596	1,258	9,449	2,098
	31,433	15,764	63,627	43,889

(1)

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre - existing fiscal stability agreements. In December 2007 the National Customs Authority of Argentina levied an export duty of approximately 10% on concentrates for projects with fiscal stability agreements predating 2002. The Company has been advised that the project is subject to this export duty despite rights under the fiscal stability agreement from 1998. The legality of the export duty has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in provincial Argentina court for repayment of export duties paid to date and for an order to cease payment of the export duty until the matter is decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty pending the decision of the courts, and in April 2011 a government appeal against this order was denied.

As of June 30, 2011 the Pirquitas mine has paid $6,646,000 in duties, however despite the order to cease payment the Company has continued to accrue duties in full until the outcome of the claim is known with certainty. At June 30, 2011 the accrual totalled $12,674,000 million, and $9,449,000 million has been included in cost if sales for the six months ended June 30, 2011. If these duties are recovered the benefit will be recognized in the statement of earnings for the full amount in the period recovery becomes virtually certain.

b) General and administrative

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
	$	$	$	$
Salaries and benefits	2,564	1,934	5,535	5,356
Share-based compensation	1,887	2,095	3,409	3,611
Travelling expense	372	339	854	357
Consulting and professional fees	409	893	830	1,606
Depreciation and amortization	67	69	126	143
Other expenses	1,708	988	2,846	2,293
	7,007	6,318	13,600	13,366

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

11.	FINANCE INCOME AND EXPENSES

a) Interest earned and other finance income

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
	$	$	$	$
Interest earned	541	95	1,117	208
Accretion earned on convertible debenture receivable	170	216	423	413
Total finance income	711	311	1,540	621

b) Interest expense and other finance costs

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
	$	$	$	$
Interest expense on convertible notes	(1,548)	(1,548)	(3,079)	(3,079)
Accretion expense on convertible notes	(2,212)	(2,013)	(4,509)	(3,998)
Accretion of close down and restoration provision	(401)	(398)	(808)	(699)
Other interest expense	(61)	-	(141)	-
Total finance costs	(4,222)	(3,959)	(8,537)	(7,776)

12.	OTHER INCOME (EXPENSES)

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
	$	$	$	$

Reversal of impairment of convertible debenture	-	-	2,400	-
Unrealised gain (loss) on financial instruments at FVTPL(1)	12,831	3,022	8,115	12,003
Gain on sale of marketable securities	-	-	-	2,374
Share of loss of associate	(1,705)	-	(3,992)	-
Miscellaneous income	(195)	-	(113)	-
	10,931	3,022	6,410	14,377

(1)

Financial instruments held at FVTPL include the conversion option of the convertible debenture receivable (note 3), the warrant liability (note 6) and the share purchase option embedded in the convertible notes (note 8).

13.	OPERATING SEGMENTS

The Company has identifed its operating segments based on the information used by the President and Chief Executive Officer (who is considered to be the chief operating decision maker (“CODM”)) to manage the business. The Company primarily manages its business by looking at individual extractive projects and typically segregates them between production, development and exploration. For reporting purposes all exploration and development projects have been aggregated into a single reportable segment 'exploration and development' because they all have similar characteristics and none exceed the quantitative thresholds for individual disclosure. The only production property, Pirquitas, is considered a single operating segment which derives its revenues from the sale of silver and zinc concentrate. The corporate division only earns income that is considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	OPERATING SEGMENTS (Cont’d)

The following reporting segments have been identified:

- Pirquitas mine
- Exploration and development properties

The following is a summary of the carrying amounts of income or loss, and segment assets and liabilities by operating segment:

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling items
Three months ended June 30, 2011		Properties	(i, ii)
	$	$	$	$
Revenue from external customers	47,271	-	-	47,271

Cost of inventory and export duties	(26,198)	-	-	(26,198)
Depletion, depreciation and amortization	(5,235)	-	-	(5,235)
Cost of sales	(31,433)	-	-	(31,433)
Income from mine operations	15,838	-	-	15,838

Operating income (loss)	13,567	(325)	(7,046)	6,196
Income (loss) before income taxes	11,401	(361)	41,295	52,335

Interest income earned and other finance income	-	-	711	711
Interest expense and other finance costs	(365)	(58)	(3,799)	(4,222)
Income tax recovery (expense)	(3,121)	93	(3,542)	(6,570)

As at June 30, 2011
Total assets	512,473	217,414	522,473	1,252,360
Non-current assets	398,628	214,096	146,761	759,485
Total liabilities	(62,588)	(3,858)	(178,820)	(245,266)

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	OPERATING SEGMENTS (Cont’d)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling items
Three months ended June 30, 2010		Properties	(i)
	$	$	$	$
Revenue from external customers	14,091	-	-	14,091

Cost of inventory and export duties	(11,865)	-	-	(11,865)
Depletion, depreciation and amortization	(3,899)	-	-	(3,899)
Cost of sales	(15,764)			(15,764)

Loss from mine operations	(1,673)	-	-	(1,673)

Operating loss	(1,706)	(54)	(6,362)	(8,122)
Loss before income taxes	(4,169)	(210)	(3,944)	(8,323)

Interest income earned and other finance income	-	-	311	311
Interest expense and other finance costs	(339)	(78)	(3,542)	(3,959)
Income tax expense	-	-	(1,062)	(1,062)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling items
Six months ended June 30, 2011		Properties	(i, ii)
	$	$	$	$
Revenue from external customers	107,324	-	-	107,324
Cost of inventory and export duties	(52,598)		-	(52,598)
Depletion, depreciation and amortization	(11,029)		-	(11,029)
Cost of sales	(63,627)	-	-	(63,627)

Income from mine operations	43,697	-	-	43,697

Operating income (loss)	40,942	(579)	(13,727)	26,636
Income (loss) before income taxes	37,142	(639)	30,067	66,570

Interest income earned and other finance income	-	-	1,540	1,540
Interest expense and other finance costs	(755)	(58)	(7,724)	(8,537)
Income tax recovery (expense)	(9,294)	245	(1,811)	(10,860)

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	OPERATING SEGMENTS (Cont’d)

	Pirquitas Mine	Exploration and	Other	Total
		Development	reconciling items
Six months ended June 30, 2010		Properties	(i)
	$	$	$	$
Revenue from external customers	25,622	-	-	25,622

Cost of inventory and export duties	(33,152)	-	-	(33,152)
Depletion, depreciation and amortization	(10,737)	-	-	(10,737)
Cost of sales	(43,889)	-	-	(43,889)

Loss from mine operations	(18,267)	-	-	(18,267)

Operating loss	(18,340)	(160)	(13,413)	(31,913)
Income (loss) before income taxes	(21,968)	(354)	10,100	(12,222)

Interest income earned and other finance income	-	-	621	621
Interest expense and other finance costs	(621)	(78)	(7,077)	(7,776)
Income tax expense	-	758	(1,298)	(540)

(i)	Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a group basis.

(ii)	Includes the equity accounted investment in Pretium.

Segment revenue by product

	June 30, 2011	June 30, 2010
	%	%
Silver	95%	100
Zinc	5%	-

Segment revenue by location of customer

100% of revenues were sold to a single customer which is based in Switzerland, and is the customer of the Piquitas mine segment.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

13.	OPERATING SEGMENTS (Cont’d)

Non-current assets by location

	June 30, 2011	December 31, 2010
	$	$
Canada	148,186	235,563
Argentina	419,112	397,447
Mexico	104,096	89,540
Peru	47,291	43,456
United States	10,590	10,419
Australia	20,720	19,970
Chile	9,490	9,541
Total	759,485	805,936

14.	SUPPLEMENTAL CASH FLOW INFORMATION

During the three and six months ended June 30, 2011 and 2010 the Company made the following cash payments for interest and taxes:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
	$	$	$	$
Interest paid	3,105	3,105	3,105	3,105
Taxes paid	12,370	-	12,685	-
	15,475	3,105	15,790	3,105

15.	RELATED PARTY TRANSACTIONS

During the period ended June 30, 2011, the Company recorded administrative, technical services and expense reimbursements of $48,000 (December 31, 2010 - $19,000) from companies related by common directors or officers including our equity accounted investee. At June 30, 2011, trade and other receivables include $78,000 (2010 - $2,000) and trade and other payables include $1,091,000 (December 31, 2010 - $nil) with these related parties. Any amounts due from and payable to related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are under normal business terms.

16.	EVENTS AFTER THE REPORTING DATE

On August 1, 2011 the Company entered into a sale agreement with Kingsgate Consolidated Limited (“Kingsgate”) to sell the Bowdens project in Australia. Kingsgate is an Australian-based company listed on the Australian Stock Exchange. Under the terms of the agreement the Company will receive a total aggregate consideration of AUD 75 million comprised of cash of AUD 35 million, Kingsgate shares with a value of AUD 30 million, and deferred cash consideration of AUD 10 million (AUD 5 million payable on December 31, 2011 and AUD 5 million payable on June 30, 2012). The impact of the transaction on the financial statements has yet to be determined.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The accounting policies set out in these interim consolidated financial statements have been applied for the three and six months ended June 30, 2011 and 2010.

The Company's transition from Canadian GAAP to IFRS was on January 1, 2010 and the effect of this adoption on the Company's opening IFRS balance sheet as at January 1, 2010, statement of financial position as at December 31, 2010 and income statement for the period ended December 31, 2010 is included in the notes to the unaudited interim financial statements for the three months ended March 31, 2011. The impact of the IFRS adoption on the previously reported Company's equity position as at June 30, 2010 and comprehensive income for the three and six months ended June 30, 2010 is set out in the following tables and accompanying notes;

a) Reconciliation of shareholders’ equity as at June 30, 2010:

		June 30
		2010
		$
Total shareholders' equity reported under Canadian GAAP		623,914

Increase (decrease) net of tax in respect of:

Valuation of Pirquitas mine	(i)	(81,908)
Share-based compensation	(iii)	(41)
Functional currency	(iv)	3,694
Convertible notes	(v)	(5,053)
Deferred tax liabilities	(vi)	(8,021)

Total shareholders' equity reported under IFRS		532,585

b) Reconciliation of comprehensive income (loss) for the three and six months ended June 30, 2010:

		3 months ended	6 months ended
		June 30	June 30
		2010	2010
		$	$
Total comprehensive income (loss) as reported under Canadian GAAP		(18,024)	(26,210)

Increase (decrease) net of tax in respect of:
Valuation of Pirquitas mine	(i)	1,160	2,110
Share-based compensation	(iii)	213	585
Functional currency	(iv)	(2,093)	(1,339)
Convertible notes	(v)	2,976	12,032
Deferred tax liabilities	(vi)	(1,270)	(6,820)

Total comprehensive income (loss) as reported under IFRS		(17,038)	(19,642)

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

c)	Explanations of the key differences between Canadian GAAP and IFRS giving rise to adjustments in the reconciliations

(i) Valuation of the Pirquitas mine

The Company elected under IFRS 1 to deem the fair value of the Pirquitas mine as cost at January 1, 2010. The fair value of the mine was determined to be approximately US$317 million following a discounted cash flow analysis using a discount rate of 10%. The resulting difference between the carrying value under Canadian GAAP and the deemed cost was charged to accumulated deficit.

In addition to the adjustment to the carrying value of the Pirquitas mine additional adjustments following the transition to IFRS were recorded. These relate to close down and restoration provisions for $720,000, capitalized interest $797,000 and deferred tax liabilities $20,262,000. The impacts of these adjustments on the carrying value of the Pirquitas mine at January 1, 2010 are detailed below:

	Canadian GAAP	Transition to IFRS adjustment				IFRS

		Fair value as	Close down	Capitalised
		deemed cost of	and restoration	borrowing	Deferred
	January 1, 2010	Pirquitas	provision	costs	taxes	January 1, 2010
		(i)	(ii)	(vi)	(vii)
	$	$	$	$	$	$
Producing properties	180,018	(84,018)	313	797	(20,262)	76,850
Construction in progress	8,015					8,015
Mining equipment	12,478					12,478
Plant and equipment	219,305		407			219,712
Other	222					222
Total	420,039	(84,018)	720	797	(20,262)	317,278

The lower carrying value of the producing property balance under IFRS also impacts the periodic depletion expense charged. Depletion is charged using the percentage of completion method based on the tonnage of ore mined as a ratio to the total ore expected to be mined over the life of the mine. The lower cost base of the asset has reduced depletion for the three and six months ended June 30, 2010;

	Three months ended June 30	Six months ended June 30
	2010	2010

Cost of Sales	1,160	2,110

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

(ii) Close down and restoration provision

Under Canadian GAAP asset retirement obligations for close down and decommissioning costs are measured at the initial date of recognition using a discounted cash flow analysis with the Company's credit-adjusted risk free interest rate. The liability (and corresponding asset) is only re-measured in the event of changes in the amount or timing of cash flows required to settle the obligation.

IFRS (IAS 37) requires initial measurement of the obligation using a pre-tax discount rate that reflects the risk associated with the liability; furthermore the liability is required to be re-measured at each reporting date.

The Company elected to use the IFRS 1 transition exemption from full retrospective adjustment that would have been required under IFRIC 1.

For the three and six month period ended June 30, 2010 no adjustment was recorded as it was insignificant.

(iii) Share-based compensation

The Company's accounting policy for share based compensation under Canadian GAAP was broadly consistent with the requirements of IFRS, however, under IFRS 2 the Company is required to make adjustments to the compensation expense recorded for estimates of non-market vesting conditions, such as options that are not expected to vest i.e. forfeited. The initial estimation of non-market vesting conditions is not mandatory under Canadian GAAP. As a result the Company's accounting policy choice was to make adjustments only when events occurred so that non-market vesting conditions were not met, such as when options were forfeited. The Company elected to apply the IFRS 1 transition exemption, whereby adjustments were only required to be made to options that had been granted after November 7, 2002 and had not vested at the date of transition to IFRS.

The Company estimated the amount of options that would not vest by using historical data, for the three and six months ended June 30, 2010 the impact was a reduction to stock based compensation of $227,000 and $626,000 of which $213,000 and $585,000 was credited to the income statement and the balance of $14,000 and $41,000 was credited to mineral properties.

(iv) Functional currency and cumulative translation adjustment account

Under Canadian GAAP the Company determines whether a subsidiary is an integrated operation or a self-sustaining entity which determines the method of translation into the presentation currency of the Group. IFRS requires that an entity determine the functional currency of each subsidiary individually, prior to consolidation into the Group's presentation currency.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The Company determined that certain subsidiaries had a functional currency other than the US dollar, which under Canadian GAAP had been classified as being integrated operations. Those subsidiaries under Canadian GAAP were consolidated using the temporal method (i.e. monetary assets and liabilities translated at the current rate and non-monetary assets and liabilities at historic exchange rates with gains or losses being charged to income), whereas under IFRS those entities with non US dollar functional currencies are translated into US dollars using the current rate method (whereby all assets and liabilities are translated using the reporting date exchange rates with any gains or losses being recorded in equity).

For the three and six month period ended June 30, 2010 the impact was a decrease in mineral properties of $2,093,000 and $1,339,000.

(v) Convertible notes

The Company issued US$138 million of convertible notes (“Notes”) in 2008. Under Canadian GAAP the Company accounted for the Notes as a split instrument allocating the value of the notes between the debt and equity components. The debt was valued using a discounted cash flow model, with the residual balance being allocated to equity. At initial recognition the transaction costs were allocated to the debt and equity components pro rata. The debt portion was designated as an 'other liability', those transaction costs allocated to the debt were expensed, those allocated to equity were treated as a reduction of the value of the equity component. Subsequently, the difference in carrying value of the debt and its final redemption amount was recognised as accretion expense in the income statement over the period to maturity using the effective interest rate method.

There are two GAAP differences in relation to this instrument. Firstly, under Canadian GAAP the conversion feature is considered to be an equity instrument, but under IFRS it is considered as an embedded derivative liability due to the fact that if the holder elects to exercise their conversion option, the instrument can be cash-settled at the option of the Company. Secondly, under Canadian GAAP the debt component of the instrument was designated as an 'other liability', and it was similarly designated under IFRS. However, under IFRS, transaction costs relating to an instrument that is designated as an „other liability' must be netted against the carrying value of the instrument, whereas under Canadian GAAP the Company made an accounting policy election to expense those costs.

At initial recognition under IFRS, similar to Canadian GAAP, the fair value of the debt component and conversion option were estimated but under IFRS the conversion option was recognised as a derivative liability. Transaction costs incurred were allocated pro rata to the two components, again consistent with Canadian GAAP. For IFRS the debt has been designated as an 'other liability', which means that the instrument is recorded at amortized cost, net of transaction costs. Subsequently, the accounting is the same as Canadian GAAP whereby the instrument is accreted over an expected life of 5 years using the effective interest method.

The accretion expense each reporting period under IFRS is greater than under Canadian GAAP due to the lower value attributed to the debt portion upon initial recognition, due to the fact that transaction costs are netted against the carrying value of the debt. Differences in accretion expense have been charged to accumulated deficit at the date of transition.

Under IFRS the derivative liability is recognised as FVTPL so all transaction costs were expensed and the instrument is re-measured at each reporting period using a binomial tree approach.

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Silver Standard Resources Inc.
Notes to Consolidated Interim Financial Statements
For the three and six months ended June 30, 2011
(tabular amounts expressed in thousands of United States dollars unless otherwise stated - unaudited)

17.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (Cont’d)

The following table illustrates the differences in the income statement for the six months ended June 30, 2011:

	Canadian GAAP	IFRS
	Six months ended	Six months ended
	June 30, 2010	June 30, 2010
Balance sheet impact	$	$
Income statement impact
Interest expense	3,079	3,079
Interest accretion	3,680	3,998
Unrealised (gain) or loss on derivative instruments	-	(12,350)

(vi) Deferred income tax

Under Canadian GAAP deferred tax liabilities were calculated following the acquisition of various mineral property assets. IFRS does not allow the recognition of deferred tax liabilities for temporary differences that arise in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor accounting profit or loss. As a result deferred tax liabilities recognised on asset acquisitions under Canadian GAAP have been derecognised under IFRS and credited to accumulated deficit.

Non-monetary assets and liabilities of an entity are measured in its functional currency. If an entity's taxable income or loss is determined in a different currency, changes in exchange rate will give rise to a temporary difference that results in a deferred tax asset or liability under IAS 12. Effectively, the carrying value of the non-monetary asset/liability (as measured in the functional currency based on historical exchange rates) is translated from the functional currency to the local currency at the current rate and compared to the tax value in the local currency. The resulting temporary difference (measured in the local currency) is multiplied by the appropriate tax rate to arrive at the deferred tax balance in the local currency. This deferred tax balance is then translated into the functional currency at the current rate and charged/credited to profit or loss.

The above result is different from Canadian GAAP which prohibits the recognition of deferred taxes for temporary differences caused by exchange gains and losses related to foreign non-monetary assets and liabilities that are remeasured into the functional currency using historical exchange rates.

The impact on retained earnings as a result of these differences in the three and six months ended June 30, 2010 was a reduction of $1,270,000 and $6,820,000 respectively.

d)	Adjustments to Statement of Cash Flows

The transition from Canadian GAAP to IFRS had no significant impact on cash flows generated by the Company.

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